================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                RIO ALGOM LIMITED
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    766889109
                                 (CUSIP Number)

                                Kevin N. Thompson
                  Vice-President, Secretary and General Counsel
                                  Noranda Inc.
               P.O. Box 755, BCE Place, 181 Bay Street, Suite 4100
                            Toronto, Ontario M5J 2T3
                                 (416) 982-7475
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 14, 2000
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

================================================================================

----------------------------                      ------------------------------
CUSIP No. 766889109                   13D                Page 2 of 8 Pages
----------------------------                      ------------------------------


--------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NORANDA INC.
--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]

          NOT APPLICABLE                                                                                (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                             [ ]

--------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA
--------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                                                   3,615,100
        SHARES           -------------------------------------------------------------------------------------------
     BENEFICIALLY        8      SHARED VOTING POWER
       OWNED BY                                                    NOT APPLICABLE
         EACH            -------------------------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
      PERSON WITH                                                  3,615,100
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                                                   NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,615,100
--------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          NOT APPLICABLE                                                                                [ ]
--------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0%
--------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------------------------------------------

----------------------------                      ------------------------------
CUSIP No. 766889109                   13D                Page 3 of 8 Pages
----------------------------                      ------------------------------



--------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          EDPERBRASCAN CORPORATION
--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [ ]
                                                                                                         (b) [ ]
          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                             [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA
--------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                                                   NOT APPLICABLE
         SHARES          -------------------------------------------------------------------------------------------
     BENEFICIALLY        8      SHARED VOTING POWER
        OWNED BY                                                   NOT APPLICABLE
          EACH           -------------------------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
      PERSON WITH                                                  NOT APPLICABLE
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                                                   NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,615,100 SHARES HELD INDIRECTLY THROUGH ITS INTEREST IN ITS AFFILIATE, NORANDA INC.
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [ ]

         NOT APPLICABLE
-------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0%
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------------------------------------------

----------------------------                      ------------------------------
CUSIP No. 766889109                   13D                Page 4 of 8 Pages
----------------------------                      ------------------------------




--------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          EDPERPARTNERS LIMITED
--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                        (b) [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                             [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA
--------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                                                   NOT APPLICABLE
         SHARES          -------------------------------------------------------------------------------------------
     BENEFICIALLY        8      SHARED VOTING POWER
        OWNED BY                                                   NOT APPLICABLE
          EACH           -------------------------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
      PERSON WITH                                                  NOT APPLICABLE
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                                                   NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,615,100 SHARES HELD INDIRECTLY THROUGH ITS INTEREST IN ITS AFFILIATE, NORANDA INC.
--------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0%
--------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------------------------------------------

----------------------------                      ------------------------------
CUSIP No. 766889109                   13D                Page 5 of 8 Pages
----------------------------                      ------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Shares of Rio Algom Limited ("Rio Algom"), a corporation incorporated under the laws of the Province of Ontario, Canada, with its principal executive offices located at 120 Adelaide Street West, Suite 2600, Toronto, Ontario M5H 1W5.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Noranda Inc. ("Noranda"), EdperBrascan Corporation ("EdperBrascan") and EdperPartners Limited ("EdperPartners"), with Noranda, EdperBrascan and EdperPartners being sometimes referred to hereinafter as the "Reporting Persons."

         Noranda is a corporation incorporated under the laws of the Province of Ontario, Canada. Noranda is a leading international mining and metals company and its common shares are listed on The Toronto Stock Exchange. Noranda's principal address and business address is P.O. Box 755, Suite 4100, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

         EdperBrascan is a corporation incorporated under the laws of the Province of Ontario, Canada. EdperBrascan is a natural resources, energy and property company that is listed on the Toronto and American Stock Exchanges. EdperBrascan's principal address and business address is Suite 4400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

         EdperPartners is a corporation incorporated under the laws of the Province of Ontario, Canada. EdperPartners is a private holding company. EdperPartners' principal address and business address is P.O. Box 770, Suite 4400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

         EdperBrascan and associated companies own approximately 40% of the outstanding common shares of Noranda. EdperPartners holds a 100% interest in the Class B Limited Voting Shares, and an approximate 10% interest in the Class A Limited Voting Shares, of EdperBrascan. The common shares of EdperPartners are owned directly or indirectly by a number of individuals including the following individuals who are also directors and/or executive officers of Noranda: Jack L. Cockwell, J. Trevor Eyton, Robert J. Harding, David W. Kerr, Dave Goldman, George E. Myhal and Martin Schady.

         The name, citizenship, present position with the Reporting Persons, present principal occupation and business address of each of the directors and executive officers of the Reporting Persons are set forth in Exhibit 99.1 hereto, which exhibit is hereby incorporated by reference into this Schedule 13D.

         None of the Reporting Persons or the persons listed in Exhibit 99.1 has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, the federal or state securities laws of the United States or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

----------------------------                      ------------------------------
CUSIP No. 766889109                   13D                Page 6 of 8 Pages
----------------------------                      ------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds used by Noranda to purchase the Common Shares of Rio Algom that give rise to the obligation to make this filing as listed in
Item 5(c) of this Schedule 13D was approximately $10.5 million. Noranda obtained such funds from cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION.

         Noranda currently holds its interest in Rio Algom for investment purposes.

         Noranda and Rio Algom each own a 33.75% interest in Compania Minera Antamina, S.A., a company established to develop the Antamina copper/zinc mine in northern Peru, one of the world's largest undeveloped copper-zinc ore bodies.

         Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their respective directors, executive officers or controlling persons has any current plan or proposal which relates to or would result in: (a) the acquisition by any person of additional securities of Rio Algom (other than the acquisition by Noranda of a number of Common Shares of Rio Algom not material in amount), or the disposition of securities of Rio Algom; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Rio Algom or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Rio Algom or any of its subsidiaries; (d) any change in the present board of directors or management of Rio Algom, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Rio Algom; (f) any other material change in the business or corporate structure of Rio Algom; (g) changes in Rio Algom's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Rio Algom by any person; (h) causing a class of securities of Rio Algom to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Rio Algom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         Noranda intends to continuously review its investment in Rio Algom. Noranda may at any time in the future determine to change its investment intent with respect to Rio Algom, and Noranda may determine to acquire additional securities of Rio Algom, through open market purchases, private agreements, tender offer or otherwise, dispose of all or a portion of the Common Shares of Rio Algom owned by it, or take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the immediately preceding paragraph. In reaching any conclusion as to its future course of action, Noranda will take into consideration various factors, such as Rio Algom's business and prospects, other developments concerning Rio Algom, other business opportunities available to Noranda, and general economic and stock market conditions, including, but not limited to, the market price of the Common Shares of Rio Algom. Noranda specifically reserves the right, based on all relevant factors, to acquire additional Common Shares of Rio Algom, through open market purchases, private agreements, tender offer or otherwise, to dispose of all or a portion of the Common Shares of Rio Algom owned by it, or to change its intention with respect to any or all of the matters referred to in the immediately preceding paragraph.

----------------------------                      ------------------------------
CUSIP No. 766889109                   13D                Page 7 of 8 Pages
----------------------------                      ------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Noranda owns 3,615,100 Common Shares of Rio Algom, representing approximately 6.0% of the outstanding Common Shares of Rio Algom (based upon the 60,625,924 Common Shares reported as outstanding by Rio Algom in its Annual Report for its fiscal year ended December 31, 1999). EdperBrascan and EdperPartners do not directly own any Common Shares of Rio Algom, but may be deemed to beneficially own the Common Shares of Rio Algom held by Noranda. None of the persons listed in Exhibit 99.1 has any direct or indirect interest in Rio Algom as of the date of this Schedule 13D, other than Mr. Saul Shulman who may be deemed to beneficially own 1,000 Common Shares of Rio Algom held in his wife's name.

         (b) Noranda has the sole power to direct the vote and sole power to direct the disposition of all the Common Shares of Rio Algom held by it. The other Reporting Persons have the indirect power to direct the vote and to direct the disposition of the Common Shares of Rio Algom held by Noranda through their respective direct and/or indirect interests in Noranda.

         (c) During the 60 days prior to the filing date of this Schedule 13D, Noranda made the following purchases of Common shares of Rio Algom: 397,200 shares on April 14, 2000 at $15.987 per share; 83,500 shares on April 17, 2000 at $15.964 per share; 9,800 shares on April 18, 2000 at $16.00 per share;
47,800 shares on April 19, 2000 at $17.111 per share; 25,300 shares on April 20, 2000 at $17.374 per share; and 81,500 shares on April 24, 2000 at $17.325 per share. Noranda made each of these purchases from a broker. Mr. Saul Shulman, a director of EdperBrascan, may be deemed to have purchased the 1,000 Common Shares of Rio Algom purchased (in the open market) for an account held in his wife's name on March 23, 2000 for $19.00 per share.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Schedule of Directors and Executive Officers of the Reporting Persons
         99.2  Joint Filing Agreement Required by Rule 13d-1(k)

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

April 24, 2000                           NORANDA INC.


                                         By: /s/ MARTIN G.R. SCHADY
                                             -----------------------------
                                         Name:  Martin G.R. Schady
                                         Title: Senior Vice-President,
                                         Chief Financial Officer


                                         EDPERPARTNERS LIMITED

                                         By: /s/ DAVID W. KERR
                                            ------------------------------
                                         Name:  David W. Kerr
                                         Title: Co-Chief Executive


                                         EDPERBRASCAN CORPORATION


                                         By: /s/ ROBERT J. HARDING
                                             -----------------------------
                                         Name:  Robert J. Harding
                                         Title: Chairman

                                                                    EXHIBIT 99.1

EDPERPARTNERS LIMITED
---------------------

                                         PRINCIPAL BUSINESS                       BUSINESS ADDRESS
                                         POSITION WITH                            (OR RESIDENCE
                                         CORPORATION; PRINCIPAL                   ADDRESS IF NO BUSINESS
NAME; CITIZENSHIP                        OCCUPATION, IF DIFFERENT                 ADDRESS AVAILABLE)
-----------------                        ------------------------                 ------------------
Gordon E. Arnell                         Director of EdperPartners                P.O. Box 770
Canadian                                 Limited; Chairman  of                    Suite 4440, BCE Place
                                         Brookfield Properties                    181 Bay Street
                                         Corporation                              Toronto, Ontario
                                                                                  M5J 2T3

Jack L. Cockwell                         Director and Co-Chief                    P.O. Box 762
Canadian                                 Executive of EdperPartners               Suite 4400, BCE Place
                                         Limited; President and Chief             181 Bay Street
                                         Executive Officer of                     Toronto, Ontario
                                         EdperBrascan Corporation                 M5J 2T3

J. Trevor Eyton                          Director of EdperPartners                P.O. Box 762
Canadian                                 Limited; Director of                     Suite 4400, BCE Place
                                         EdperBrascan Corporation                 181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

J. Bruce Flatt                           Director of EdperPartners                P.O. Box 770
Canadian                                 Limited; President and Chief             Suite 4440, BCE Place
                                         Executive Officer of                     181 Bay Street
                                         Brookfield Properties                    Toronto, Ontario
                                         Corporation                              M5J 2T3

Robert J. Harding                        Director of EdperPartners                P.O. Box 762
Canadian                                 Limited; Chairman of                     Suite 4400, BCE Place
                                         EdperBrascan Corporation                 181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3


David W. Kerr                            Director and Co-Chief                    P.O. Box 755
Canadian                                 Executive of EdperPartners               Suite 4100, BCE Place
                                         Limited; President and Chief             181 Bay Street
                                         Executive Officer of Noranda             Toronto, Ontario
                                         Inc.                                     M5J 2T3

Brian D. Lawson                          Director and Secretary-                  P.O. Box 762
Canadian                                 Treasurer of EdperPartners               Suite 4400, BCE Place
                                         Limited; Managing Partner,               181 Bay Street
                                         Merchant Banking of Trilon               Toronto, Ontario
                                         Financial Corporation                    M5J 2T3

George E. Myhal                          Director of EdperPartners                P.O. Box 762
Canadian                                 Limited; President and Chief             Suite 4400, BCE Place
                                         Executive Officer of Trilon              181 Bay Street
                                         Financial Corporation                    Toronto, Ontario
                                                                                  M5J 2T3

Timothy R. Price                         Director and President of                P.O. Box 771
Canadian                                 EdperPartners Limited;                   Suite 4420, BCE Place
                                         Chairman of Trilon Financial             181 Bay Street
                                         Corporation                              Toronto, Ontario
                                                                                  M5J 2T3


NORANDA INC.
------------

                                         PRINCIPAL BUSINESS                       BUSINESS ADDRESS
                                         POSITION WITH                            (OR RESIDENCE
                                         CORPORATION; PRINCIPAL                   ADDRESS IF NO BUSINESS
NAME; CITIZENSHIP                        OCCUPATION, IF DIFFERENT                 ADDRESS AVAILABLE)
-----------------                        ------------------------                 ------------------
Alex G. Balogh                           Director; non-executive                  P.O. Box 755
Canadian                                 Deputy Chairman of Noranda               Suite 4100, BCE Place
                                         Inc.                                     181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

Andre Berard                             Director of Noranda Inc.;                600 rue de La Gauchetiere Ouest
Canadian                                 Chairman of the Board and                4th Floor
                                         Chief Executive Officer of               Montreal, Quebec
                                         National Bank of Canada                  H3B 4L2
                                         (banking)

David L. Bumstead                        Director of Noranda Inc.;                P.O. Box 755
Canadian                                 Executive Vice-President,                Suite 4100, BCE Place
                                         Corporate Development of                 181 Bay Street
                                         Noranda Inc.                             Toronto, Ontario
                                                                                  M5J 2T3

Jack L. Cockwell                         Director of Noranda Inc.;                P.O. Box 762
Canadian                                 President and Chief Executive            Suite 4400, BCE Place
                                         Officer of EdperBrascan                  181 Bay Street
                                         Corporation                              Toronto, Ontario
                                                                                  M5J 2T3

V. Maureen Kempston Darkes               Director of Noranda Inc.;                1908 Colonel Sam Drive
Canadian                                 President and General                    Oshawa, Ontario
                                         Manager of General Motors of             L1H 8P7
                                         Canada Limited (international
                                         motor vehicle manufacturer)

Rene Dufour                              Director of Noranda Inc.;                Ecole Polytechnique
Canadian                                 Corporate Director                       2900 Edouard-Montpetit
                                                                                  P.O. Box 6079
                                                                                  Station Centre Ville
                                                                                  Montreal, Quebec
                                                                                  H3C 3A7


J. Trevor Eyton                          Director of Noranda Inc.;                P.O. Box 762
Canadian                                 Director, EdperBrascan                   Suite 4400, BCE Place
                                         Corporation; Member of the               181 Bay Street
                                         Senate of Canada                         Toronto, Ontario
                                                                                  M5J 2T3

A.L. (Al) Flood                          Director of Noranda Inc.;                26th Floor
Canadian                                 Chairman, Executive                      Commerce Court North
                                         Committee of the Canadian                Toronto, Ontario
                                         Imperial Bank of Commerce                M5L 1A2
                                         (banking)

Robert J. Harding                        Director of Noranda Inc.;                P.O. Box 762
Canadian                                 Chairman of  EdperBrascan                Suite 4440, BCE Place
                                         Corporation                              181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

David W. Kerr                            Director of Noranda Inc.;                P.O. Box 755
Canadian                                 President and Chief Executive            Suite 4100, BCE Place
                                         Officer of Noranda Inc.                  181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

James W. McCutcheon                      Director of Noranda Inc.;                Toronto-Dominion Bank Tower
Canadian                                 Counsel, McCarthy Tetrault               Toronto-Dominion Centre
                                         (law firm)                               Toronto, Ontario
                                                                                  M5K 1E6

Frank J. McKenna                         Director of Noranda Inc.;                Moncton Place
Canadian                                 Counsel, McInnes Cooper                  655 Main Street
                                         (law firm)                               Moncton, New Brunswick
                                                                                  E1C 8T6

George E. Myhal                          Director of Noranda Inc.;                P.O. Box 771
Canadian                                 President & Chief Executive              Suite 4420,
                                         Officer of Trilon Financial              BCE Place
                                         Corporation (financial                   181 Bay Street,
                                         services)                                Toronto, Ontario
                                                                                  M5J 2T3


Barbara J. Rae                           Director of Noranda Inc.;                3-2206 Folkestone Way
Canadian                                 Corporate Director                       West Vancouver,
                                                                                  British Columbia
                                                                                  V7S 2X7

Rick J. Anderson                         Senior Vice-President,                   P.O. Box 755
Canadian                                 Controller of Noranda Inc.               Suite 4100, BCE Place
                                                                                  181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

David Goldman                            Executive Vice-President and             P.O. Box 755
Canadian                                 Chief Operating Officer of               Suite 4100, BCE Place
                                         Noranda Inc.                             181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

George Jones                             Senior Vice-President, Zinc of           P.O. Box 755
Canadian                                 Noranda Inc.                             Suite 4100, BCE Place
                                                                                  181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

Michael J. Knuckey                       Executive Vice-President,                P.O. Box 755
Canadian                                 Exploration and Project                  Suite 4100, BCE Place
                                         Development of Noranda Inc.              181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

Yvon Paquin                              Senior Vice-President, Copper            P.O. Box 755
Canadian                                 of Noranda Inc.                          Suite 4100, BCE Place
                                                                                  181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

Kathy Rethy                              Senior Vice-President, Shared            P.O. Box 755
Canadian                                 Business Services of Noranda             Suite 4100, BCE Place
                                         Inc.                                     181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3


David Rodier                             Senior Vice-President,                   P.O. Box 755
Canadian                                 Environment, Safety and                  Suite 4100, BCE Place
                                         Health of Noranda Inc.                   181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

Martin G.R. Schady                       Senior Vice-President and                P.O. Box 755
Canadian                                 Chief Financial Officer of               Suite 4100, BCE Place
                                         Noranda Inc.                             181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

Robert Sippel                            Senior Vice-President,                   P.O. Box 755
Canadian                                 Recycling of Noranda Inc.                Suite 4100, BCE Place
                                                                                  181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

Kevin N. Thompson                        Vice-President, Secretary and            P.O. Box 755
Canadian                                 General Counsel of Noranda               Suite 4100, BCE Place
                                         Inc.                                     181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3


Lance S. Tigert                          Senior Vice-President, Project           P.O. Box 755
Canadian                                 Development of Noranda Inc.              Suite 4100, BCE Place
                                                                                  181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3



EDPERBRASCAN CORPORATION
------------------------

                                         PRINCIPAL BUSINESS                       BUSINESS ADDRESS
                                         POSITION WITH                            (OR RESIDENCE
                                         CORPORATION; PRINCIPAL                   ADDRESS IF NO BUSINESS
NAME; CITIZENSHIP                        OCCUPATION, IF DIFFERENT                 ADDRESS AVAILABLE)
-----------------                        ------------------------                 ------------------
Roberto P. Cezar de Andrade              Director and Group Chairman,             Ave. Epitacio Pessoa
Brazilian                                Brazilian Operations of                  756, ap. 401
                                         EdperBrascan Corporation;                Ipanema
                                         Chairman of Brascan Brazil               22471-000
                                         Ltd. (diversified company,               Rio de Janeiro, Brazil - RJ
                                         with natural resource, real
                                         estate and financial and
                                         business service operations)

Hon. Conrad M. Black                     Director of EdperBrascan                 10 Toronto Street
Canadian                                 Corporation; Chairman and                Toronto, Ontario
                                         Chief Executive Officer of               M5C 2B7
                                         Hollinger Inc., Argus
                                         Corporation Limited, Southam
                                         Inc. and Hollinger
                                         International Inc.; Chairman,
                                         Telegraph Group Limited
                                         (publishing companies)

James J. Blanchard                       Director of EdperBrascan                 901-15th St. N.W.
American                                 Corporation; Partner Verner,             Washington, D.C.
                                         Liipfert, Bernhard, McPherson            U.S.A. 20005
                                         and Hand (law firm)

Jack L. Cockwell                         Director, President and Chief            P.O. Box 762
Canadian                                 Executive Officer of                     Suite 4400,
                                         EdperBrascan Corporation                 BCE Place
                                                                                  181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3


J. Trevor Eyton                          Director of EdperBrascan                 P.O. Box 762
Canadian                                 Corporation; Member of the               Suite 4400, BCE Place
                                         Senate of Canada                         181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

Julia E. Foster                          Director of EdperBrascan                 89 Old Forest Hill Road
Canadian                                 Corporation; Corporate                   Toronto, Ontario
                                         Director                                 M5P 2R6


James K. Gray                            Director of EdperBrascan                 Ste. 2800, 605 - 5th Ave. S.W.
Canadian                                 Corporation; Chairman,                   Calgary, Alberta
                                         Canadian Hunter Exploration              T2P 3H5
                                         Ltd. (a natural gas exploration
                                         and production company)

Lynda C. Hamilton                        Director of EdperBrascan                 P.O. Box 770
Canadian                                 Corporation; President, Edper            Suite 4440, BCE Place
                                         Investments Limited                      181 Bay Street
                                         (investment company)                     Toronto, Ontario
                                                                                  M5J 2T3

Robert J. Harding                        Director and Chairman of                 P.O. Box 762
Canadian                                 EdperBrascan Corporation                 Suite 4400, BCE Place
                                                                                  181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

Patrick J. Keenan                        Director of EdperBrascan                 120 Adelaide Street West
Canadian                                 Corporation; Chairman and                Suite 2150
                                         Chief Executive Officer,                 Toronto, Ontario
                                         Keewhit Investments Limited              M5H 1T1
                                         (investment company)

David W. Kerr                            Director and Group Chairman,             P.O. Box 755
Canadian                                 Natural Resource Operations              Suite 4100, BCE Place
                                         of EdperBrascan Corporation;             181 Bay Street
                                         President and Chief Executive            Toronto, Ontario
                                         Officer of Noranda Inc.                  M5J 2T3


Allen T. Lambert                         Director and Group Chairman,             Suite 4400, BCE Place
Canadian                                 Financial Services Operations            181 Bay Street
                                         of EdperBrascan Corporation              Toronto, Ontario
                                                                                  M5J 2T3

Philip B. Lind                           Director of EdperBrascan                 33 Bloor St. East
Canadian                                 Corporation; Vice Chairman,              10th Floor
                                         Rogers Communications Inc.               Suite 6400
                                         (diversified communications              Toronto, Ontario
                                         company)                                 M4W 1G9

Michael F. B. Nesbitt                    Director of EdperBrascan                 Suite 1110
Canadian                                 Corporation; President and               200 Graham Avenue
                                         Chief Executive Officer of               Winnipeg, Manitoba
                                         Montrose Investment Co. Ltd.             R3C 4L5
                                         (investment company)

Saul Shulman                             Director of EdperBrascan                 Suite 2300
Canadian                                 Corporation; Senior Partner,             200 King Street West
                                         Goodman and Carr (law firm)              Toronto, Ontario
                                                                                  M5H 3W5

George S. Taylor                         Director of EdperBrascan                 4675 Line 3
Canadian                                 Corporation; Corporate                   St. Marys, Ontario
                                         Director; Director of Great              N4X 1C6
                                         Lakes Power Inc.
                                         (power generation company)

Edward C. Kress                          Executive Vice-President of              Suite 4400, BCE Place
Canadian                                 EdperBrascan Corporation;                181 Bay Street
                                         President and Chief Executive            Toronto, Ontario
                                         Officer, Great Lakes Power               M5J 2T3
                                         Inc.

Aaron W. Regent                          Senior Vice-President,                   Suite 4400, BCE Place
Canadian                                 Corporate Development of                 181 Bay Street
                                         EdperBrascan Corporation;                Toronto, Ontario
                                         President and Chief Executive            M5J 2T3
                                         Officer, Trilon Securities
                                         Corporation


Alan V. Dean                             Senior Vice-President, Public            Suite 4400, BCE Place
Canadian                                 and Corporate Affairs and                181 Bay Street
                                         Secretary of EdperBrascan                Toronto, Ontario
                                         Corporation                              M5J 2T3

Harry A. Goldgut                         Senior Vice-President and                Suite 4400, BCE Place
Canadian                                 General Counsel of                       181 Bay Street
                                         EdperBrascan Corporation                 Toronto, Ontario
                                                                                  M5J 2T3

Trevor D. Kerr                           Vice-President and Treasurer             Suite 4400, BCE Place
Canadian                                 of EdperBrascan Corporation              181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

Craig J. Laurie                          Vice-President and Controller            Suite 4400, BCE Place
Canadian                                 of EdperBrascan Corporation              181 Bay Street
                                                                                  Toronto, Ontario
                                                                                  M5J 2T3

Richard Legault                          Vice-President,                          Suite 4400, BCE Place
Canadian                                 Finance of                               181 Bay Street
                                         EdperBrascan Corporation                 Toronto, Ontario
                                                                                  M5J 2T3

                                                                    EXHIBIT 99.2


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the entities listed below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Shares of Rio Algom Limited, and further agree that this Joint Filing Agreement may be included as an exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement on this April 24, 2000.


                                      NORANDA INC.


                                      By: /s/ MARTIN G.R. SCHADY
                                          --------------------------------
                                      Name:  Martin G.R. Schady
                                      Title: Senior Vice-President,
                                      Chief Financial Officer


                                      EDPERPARTNERS LIMITED

                                      By: /s/ DAVID W. KERR
                                         ---------------------------------
                                      Name:  David W. Kerr
                                      Title: Co-Chief Executive


                                      EDPERBRASCAN CORPORATION


                                      By: /s/ ROBERT J. HARDING
                                          --------------------------------
                                      Name:  Robert J. Harding
                                      Title: Chairman